Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Post-Effective Amendment No. 1 on Form S-3 to Form S-4 No. 333-213776) and related Prospectuses of F.N.B. Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2017 with respect to the consolidated financial statements of F.N.B. Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of F.N.B. Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

March 14, 2017